SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November 2026

Commission File Number: 001-06439

SONY GROUP CORPORATION

(Translation of registrant’s name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN

(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F ☒	Form 40-F ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY GROUP CORPORATION (Registrant)

By:	/s/ Lin Tao
(Signature)
Lin Tao
Chief Financial Officer

Date: November 5, 2026

List of Materials

Documents attached hereto:

“Q2 FY2026 Consolidated Financial Results” (the presentation material for the earnings announcement)

Q2 FY2026 Consolidated Financial Results (Three months ended September 30, 2026) November 5, 2026 Sony Group Corporation

1 Q2 FY2026 Consolidated Results (Bln Yen) Q2 FY25 Q2 FY26 Change Sales 3,107.9 3,429.4 +321.5 (+10%) Operating income 429.0 622.3 +193.4 (+45%) Operating income margin 13.8% 18.1% +4.3 pts Income before income taxes 441.8 623.2 +181.4 (+41%) Net income attributable to Sony Group Corporation’s stockholders* 311.4 449.6 +138.2 (+44%) Net income attributable to Sony Group Corporation’s stockholders per share of common stock (diluted)* 51.71 yen 76.49 yen +24.78 yen Average Rate 1 US dollar 147.4 yen 159.3 yen 1 Euro 172.2 yen 183.4 yen * Effective October 1, 2025, Sony Group Corporation executed a partial spin-off of Sony Financial Group Inc. (“SFGI”), a formerly wholly-owned subsidiary which operates the Financial Services business (the “Spin-off”). As a result of the resolution of Sony Group Corporation’s Board of Directors on May 14, 2025 on a plan for the execution of the Spin-off, the Financial Services business has been classified as a discontinued operation and presented separately from continuing operations, comprised of Sony’s businesses excluding the Financial Services business, from Q1 FY25, in accordance with IFRS® Accounting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”). Therefore, the above figures for net income attributable to Sony Group Corporation’s stockholders and net income attributable to Sony Group Corporation’s stockholders per share of common stock (diluted) for Q2 FY25 represent the results for continuing operations. As net income (loss) from discontinued operations was not recorded in Q2 FY26, there is no difference between the figures for continuing operations and the consolidated figures for Q2 FY26 (applies to all following pages).

2 Q2 FY2026 Consolidated Results: Year-on-year change Year-on-year Change Contributing Factors (+) Better／(-) Worse Sales +321.5 bln yen +10% (+) Increases in Pictures and G&NS segments sales On a constant currency basis*, sales increased by approximately 4% Operating income +193.4 bln yen +45% (+) Increases in G&NS and Pictures segments operating income Financial income and expenses, net -12.0 bln yen (－) Deterioration in foreign exchange gains and losses (－) Deterioration in interest income and expenses Income tax expense +42.9 bln yen (+) Lower tax rate due to an increase in the proportion of income before income taxes generated in the U.S. Effective tax rate 28%→27% * For further details about the impact of foreign exchange rate fluctuations on sales and operating income (loss), refer to page 17 (applies to all following pages).

3 Q2 FY2026 Results by Segment (Bln Yen) Q2 FY25 Q2 FY26 Change FX Impact Game & Network Services (G&NS) Sales 1,113.2 1,208.5 +95.3 +73.0 Operating income 120.4 220.1 +99.7 +8.7 Music Sales 542.4 598.4 +56.0 +34.3 Operating income 115.4 122.8 +7.4 Pictures Sales 346.0 513.7 +167.7 +37.8 Operating income 13.9 92.6 +78.7 Entertainment, Technology ＆ Services (ET&S) Sales 575.7 567.8 -7.9 +26.6 Operating income 61.0 64.1 +3.2 +6.1 Imaging ＆ Sensing Solutions (I&SS) Sales 614.6 577.6 -37.0 +40.9 Operating income 138.3 154.6 +16.4 +25.9 All Other, Corporate and elimination Sales -84.0 -36.6 +47.5 Operating income -19.8 -31.8 -12.0 Consolidated Sales 3,107.9 3,429.4 +321.5 Operating income 429.0 622.3 +193.4 Sales in each business segment represent sales recorded before intersegment transactions are eliminated (applies to all following pages). Operating income in each business segment represents operating income recorded before intersegment transactions are eliminated and excludes unallocated corporate expenses (applies to all following pages).

4 FY2026 Consolidated Results Forecast *1 Net income attributable to Sony Group Corporation’s stockholders and Operating Cash Flow for FY25 represent the figures for continuing operations. As net income (loss) and operating cash flow from discontinued operations are not expected to be incurred in FY26, there is no difference between the figures for continuing operations and the consolidated figures in the FY26 forecast (applies to all following pages). *2 Year-on-year Change of the above dividend per share (planned) does not include the dividends in kind of the shares of SFGI from the Spin-off in FY25. (Bln Yen) FY25 FY26 FCT July November Change from July Sales 12,479.6 12,500 13,000 +500 （+4%） Operating income 1,447.5 1,720 1,870 +150 （+9%） Operating income margin 11.6% 13.8% 14.4% +0.6 pts Income before income taxes 1,422.4 1,710 1,860 +150 （+9%） Net income attributable to Sony Group Corporation’s stockholders*1 1,030.9 1,210 1,330 +120 （+10%） Operating Cash Flow*1 1,966.3 1,500 1,600 +100 （+7%） Foreign exchange rate Actual・Average Q2-Q4 (Assumption) Q3-Q4 (Assumption) 1 US dollar 150.7 yen Approx. 153 yen Approx. 153 yen 1 Euro 174.7 yen Approx. 175 yen Approx. 175 yen Dividend per Share (Planned) Interim Year-end Total Year-on-year Change*2 17.5 yen 17.5 yen 35 yen +10 yen

5 FY2026 Consolidated Results Forecast: Change from July Forecast Change from July forecast Contributing Factors (+) Better／(-) Worse Sales +500 bln yen +4% （＋）Increases in G&NS, Music and Pictures segments sales Operating Income +150 bln yen +9% （＋）Increases in Pictures and G&NS segments operating income Income before income taxes +150 bln yen +9% （＋）Upward revision to operating income forecast Net income attributable to Sony Group Corporation’s stockholders +120 bln yen +10% （＋）Upward revision to income before income taxes forecast

6 FY2026 Results Forecast by Segment (Bln Yen) FY25 FY26 FCT July November Change from July Game & Network Services (G&NS) Sales 4,685.7 4,540 4,830 +290 Operating income 463.3 660 700 +40 Music Sales 2,120.1 2,190 2,300 +110 Operating income 447.0 420 445 +25 Pictures Sales 1,499.3 1,660 1,760 +100 Operating income 104.9 150 200 +50 Entertainment, Technology ＆ Services (ET&S) Sales 2,260.5 2,250 2,250 － Operating income 158.6 150 150 － Imaging ＆ Sensing Solutions (I&SS) Sales 2,151.5 2,110 2,120 +10 Operating income 357.3 420 450 +30 All Other, Corporate and elimination Operating Income -83.5 -80 -75 +5 Consolidated Sales 12,479.6 12,500 13,000 +500 Operating income 1,447.5 1,720 1,870 +150

Game & Network Services Segment

Sales, Operating Income and Adjusted OIBDA


(Bln Yen)
1,113.2
120.4
199.5
1,208.5
220.1
244.9
Q2 FY25
Q2 FY26
Sales
Operating Income
Adjusted OIBDA

Q2 FY2026 (year-on-year)

- **Sales: 95.3 bln yen (9%) increase**
  (FX Impact: +73.0 bln yen)
  (+) Impact of foreign exchange rates
  (+) Increase in sales from network services
  (+) Increase in sales of first-party game software titles
  (+) Increase in sales of non-first-party game software titles
  (–) Decrease in sales of hardware due to a decrease in unit sales
- **OI: 99.7 bln yen (83%) increase**
  (FX Impact: +8.7 bln yen)
  (+) Absence of the following factors recorded in Q2 FY25
    (+) Impairment losses against a portion of Bungie, Inc.'s intangible and other assets (31.5 bln yen)
    (+) Expenses resulting from a correction in the amount of certain previously capitalized development costs (18.3 bln yen)
  (+) Impact of increase in sales from network services
  (+) Impact of increase in sales of first-party game software titles

Adjusted OIBDA is not a measure in accordance with IFRS Accounting Standards. However, Sony Group Corporation and its consolidated subsidiaries ("Sony") believe that this disclosure may be useful information to investors. For the formula for Adjusted OIBDA, see page 17. For its reconciliation, see "Supplemental Information for the Consolidated Financial Results for the Second Quarter Ended September 30, 2026" (applies to all following pages).

7

8 4,685.7 4,540 4,830 463.3 719.8 660 700 770 800 FY2026 Forecast (change from July forecast) Sales: 290 bln yen (6%) upward revision （＋）Increase in sales of non-first-party game software titles OI: 40 bln yen (6%) upward revision （＋）Impact of increase in sales of non-first-party game software titles （＋）Improvement in costs （＋）Impact of increase in sales from network services （－）Impact of decrease in sales of first-party game software titles mainly due to a change in a title release date Sales, Operating Income and Adjusted OIBDA （Bln Yen） Game & Network Services Segment Sales Operating Income Adjusted OIBDA FY25 FY26 July FCT FY26 November FCT

Music Segment

Sales, Operating Income and Adjusted OIBDA



(Bln Yen)
542.4
115.4
139.8
598.4
122.8
154.6
Q2 FY25
Q2 FY26
Sales
Operating Income
Adjusted OIBDA

Q2 FY2026 (year-on-year)

- **Sales: 56.0 bln yen (10%) increase**
  (FX Impact: +34.3 bln yen)
  - (+) Impact of foreign exchange rates
  - (+) Higher revenues from live events and merchandising in Recorded Music
  - (+) Higher revenues from streaming services in Recorded Music and Music Publishing
  - (–) Decrease in contributions from *Demon Slayer: Kimetsu no Yaiba Infinity Castle* released in Q2 FY25 in Visual Media & Platform

- **OI: 7.4 bln yen (6%) increase**
  - (+) Impact of higher revenues from streaming services
  - (+) Positive impact of foreign exchange rates
  - (–) Impact of lower revenues from Visual Media & Platform

9

10 2,120.1 2,190 2,300 447.0 420 445 507.8 540 570 Music Segment FY2026 Forecast (change from July forecast) Sales: 110 bln yen (5%) upward revision （＋）Higher revenues from live events and merchandising in Recorded Music （＋）Higher revenues from streaming services in Recorded Music and Music Publishing OI: 25 bln yen (6%) upward revision （＋）Impact of higher revenues from streaming services Sales, Operating Income and Adjusted OIBDA （Bln Yen） Sales Operating Income Adjusted OIBDA FY25 FY26 July FCT FY26 November FCT

11 Pictures Segment Q2 FY2026 (year-on-year) The following analysis is on a U.S. dollar basis Sales: 167.7 bln yen (48%) increase (U.S. dollar basis: +880 mil USD / +37%) （＋）Increase in theatrical revenues primarily due to the contribution of Spider-Man: Brand New Day in Motion Pictures OI: 78.7 bln yen (568%) increase (U.S. dollar basis: +488 mil USD / +527%) （＋）Impact of increase in sales in Motion Pictures Sales, Operating Income and Adjusted OIBDA 346.0 513.7 13.9 92.6 27.2 105.9 （Bln Yen） Sales Operating Income Adjusted OIBDA Q2 FY25 Q2 FY26

12 Pictures Segment FY2026 Forecast (change from July forecast) Sales: 100 bln yen (6%) upward revision （＋）Increase in revenues from theatrical releases in the current fiscal year, primarily due to the contribution of Spider-Man: Brand New Day in Motion Pictures OI: 50 bln yen (33%) upward revision （＋）Impact of increase in sales in Motion Pictures Sales, Operating Income and Adjusted OIBDA （Bln Yen） Sales Operating Income Adjusted OIBDA 1,499.3 1,660 1,760 104.9 150 200 185.5 200 250 FY25 FY26 July FCT FY26 November FCT

13 Entertainment, Technology & Services Segment Q2 FY2026 (year-on-year) Sales: 7.9 bln yen (1%) decrease (FX Impact: +26.6 bln yen) （－）Decrease in unit sales across various businesses including Imaging （＋）Impact of foreign exchange rates OI: 3.2 bln yen (5%) increase (FX Impact: +6.1 bln yen) （＋）Impact of U.S. tariff refunds （－）Impact of decrease in sales in Imaging and Sound Sales, Operating Income and Adjusted OIBDA 575.7 567.8 61.0 64.1 85.9 91.5 （Bln Yen） Sales Operating Income Adjusted OIBDA Q2 FY25 Q2 FY26

14 2,260.5 2,250 2,250 158.6 150 150 261.7 260 260 Entertainment, Technology & Services Segment FY2026 Forecast (change from July forecast) Sales: Remains unchanged from July forecast OI: Remains unchanged from July forecast Sales, Operating Income and Adjusted OIBDA （Bln Yen） Sales Operating Income Adjusted OIBDA FY25 FY26 July FCT FY26 November FCT

15 Imaging & Sensing Solutions Segment Q2 FY2026 (year-on-year) Sales: 37.0 bln yen (6%) decrease (FX Impact: +40.9 bln yen) （－）Decrease in sales of image sensors for mobile products （－）Decrease in unit sales （＋）Improvement in product mix （＋）Impact of foreign exchange rates OI: 16.4 bln yen (12%) increase (FX Impact: +25.9 bln yen) （＋）Positive impact of foreign exchange rates （－）Impact of decrease in sales Sales, Operating Income and Adjusted OIBDA 614.6 577.6 138.3 154.6 203.4 219.2 （Bln Yen） Sales Operating Income Adjusted OIBDA Q2 FY25 Q2 FY26

16 Imaging & Sensing Solutions Segment FY2026 Forecast (change from July forecast) Sales: Essentially flat OI: 30 bln yen (7%) upward revision （＋）Decrease in costs （＋）Positive impact of foreign exchange rates （－）Impact of the Kumamoto Earthquake Sales, Operating Income and Adjusted OIBDA （Bln Yen） Sales Operating Income Adjusted OIBDA 2,151.5 2,110 2,120 357.3 420 450 658.8 680 710 FY25 FY26 July FCT FY26 November FCT

17 Notes Notes about Adjusted OIBDA Adjusted OIBDA (Operating Income Before Depreciation and Amortization) is calculated by the following formula: Adjusted OIBDA = Operating income + Depreciation and amortization expense* - the profit and loss amount that Sony deems non-recurring * In the above formula, depreciation and amortization expense excludes amortization for film costs and broadcasting rights, as well as for internally developed game content and master recordings included in Content assets. Adjusted OIBDA is not a measure in accordance with IFRS Accounting Standards. However, Sony believes that this disclosure may be useful information to investors. Adjusted OIBDA should be considered in addition to, not as a substitute for, Sony’s results in accordance with IFRS Accounting Standards. Sales on a Constant Currency Basis and the Impact of Foreign Exchange Rate Fluctuations The descriptions of sales on a constant currency basis reflect sales calculated by applying the yen’s monthly average exchange rates from the same period of the previous fiscal year to local currency-denominated monthly sales in the relevant period of the current fiscal year. For Sony Music Entertainment (“SME”) and Sony Music Publishing LLC (“SMP”) in the Music segment, and in the Pictures segment, the constant currency amounts are calculated by applying the monthly average U.S. dollar / yen exchange rates after aggregation on a U.S. dollar basis. Results for the Pictures segment are described on a U.S. dollar basis as the Pictures segment reflects the operations of Sony Pictures Entertainment Inc. (“SPE”), a U.S.-based operation that aggregates the results of its worldwide subsidiaries in U.S. dollars. The impact of foreign exchange rate fluctuations on sales is calculated by applying the change in the yen’s periodic weighted average exchange rate for the same period of the previous fiscal year from the relevant period of the current fiscal year to the major transactional currencies in which the sales are denominated. The impact of foreign exchange rate fluctuations on operating income (loss) is calculated by subtracting from the impact on sales the impact on cost of sales and selling, general and administrative expenses calculated by applying the same major transactional currencies calculation process to cost of sales and selling, general and administrative expenses as for the impact on sales. If the I&SS segment has independently entered into foreign exchange hedging transactions, the impact of such transactions is included in the impact of foreign exchange rate fluctuations on sales and operating income (loss) for that segment. This information is not a substitute for Sony’s consolidated financial statements and condensed (semi-annual) consolidated financial statements measured in accordance with IFRS Accounting Standards. However, Sony believes that these disclosures provide additional useful analytical information to investors regarding the operating performance of Sony. Notes about Financial Performance of the Music and Pictures segments The Music segment results include the yen-based results of Sony Music Entertainment (Japan) Inc. and the yen-translated results of SME and SMP, which aggregate the results of their worldwide subsidiaries on a U.S. dollar basis. The Pictures segment results are the yen-translated results of SPE, which aggregates the results of its worldwide subsidiaries on a U.S. dollar basis. Management analyzes the results of SPE in U.S. dollars, so discussion of certain portions of its results is specified as being on “a U.S. dollar basis.”

18 Cautionary Statement Statements made in this material with respect to Sony’s current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Sony. Forward-looking statements include, but are not limited to, those statements using words such as “believe,” “expect,” “plans,” “strategy,” “prospects,” “forecast,” “estimate,” “project,” “anticipate,” “aim,” “intend,” “seek,” “may,” “might,” “could” or “should,” and words of similar meaning in connection with a discussion of future operations, financial performance, events or conditions. From time to time, oral or written forward-looking statements may also be included in other materials released to the public. These statements are based on management’s assumptions, judgments and beliefs in light of the information currently available to it. Sony cautions investors that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore investors should not place undue reliance on them. Investors also should not rely on any obligation of Sony to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Sony disclaims any such obligation. Risks and uncertainties that might affect Sony include, but are not limited to: (i) Sony’s ability to maintain product quality and customer satisfaction with its products and services; (ii) Sony’s ability to continue to design and develop and win acceptance of, as well as achieve sufficient cost reductions for, its products and services, including image sensors, game and network platforms, smartphones and televisions, which are offered in highly competitive markets characterized by severe price competition and continual new product and service introductions, rapid development in technology and subjective and changing customer preferences; (iii) Sony’s ability to implement successful hardware, software, and content integration strategies, and to develop and implement successful sales and distribution strategies in light of new technologies and distribution platforms; (iv) the effectiveness of Sony’s strategies and their execution, including but not limited to the success of Sony’s acquisitions, joint ventures, investments, capital expenditures, restructurings and other strategic initiatives; (v) changes in laws, regulations and government policies in the markets in which Sony and its third-party suppliers, service providers and business partners operate, including those related to taxation, as well as growing consumer focus on corporate social responsibility; (vi) Sony’s continued ability to identify the products, services and market trends with significant growth potential, to devote sufficient resources to research and development, to prioritize investments and capital expenditures correctly and to recoup its investments and capital expenditures, including those required for technology development and product capacity; (vii) Sony’s reliance on external business partners, including for the procurement of parts, components, software and network services for its products or services, the manufacturing, marketing and distribution of its products, and its other business operations; (viii) the global economic and political environment in which Sony operates and the economic and political conditions in Sony’s markets, particularly levels of consumer spending; (ix) Sony’s ability to meet operational and liquidity needs as a result of significant volatility and disruption in the global financial markets or a ratings downgrade; (x) Sony’s ability to forecast demands, manage timely procurement and control inventories; (xi) foreign exchange rates, particularly between the yen and the U.S. dollar, the euro and other currencies in which Sony makes significant sales and incurs production costs, or in which Sony’s assets, liabilities and operating results are denominated; (xii) Sony’s ability to recruit, retain and maintain productive relations with highly skilled personnel; (xiii) Sony’s ability to prevent unauthorized use or theft of intellectual property rights, to obtain or renew licenses relating to intellectual property rights and to defend itself against claims that its products or services infringe the intellectual property rights owned by others; (xiv) risks related to catastrophic disasters, geopolitical conflicts, pandemic disease or similar events; (xv) the ability of Sony, its third-party service providers or business partners to anticipate and manage cybersecurity risk, including the risk of unauthorized access to Sony’s business information and the personally identifiable information of its employees and customers, potential business disruptions or financial losses; and (xvi) the outcome of pending and/or future legal and/or regulatory proceedings. Risks and uncertainties also include the impact of any future events with material adverse impact. The continued impact of developments relating to the situations in Ukraine and Russia and in the Middle East, as well as the series of changes in U.S. tariff policy, could heighten many of the risks and uncertainties noted above. Important information regarding risks and uncertainties is also set forth in Sony’s most recent Form 20-F, which is on file with the U.S. Securities and Exchange Commission.